Offering Statement for PERCEPTRE INC (“perceptre”)

Paul Riss: paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   PERCEPTRE INC

Eligibility

2. **The following are true for PERCEPTRE INC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   William Overhulser:

   May 2016 to Present: Self Employed Consulting IT Project Management

   September 2016 to present:Perceptre Inc. President

   2008 to April 2016: AT&T, Business Account Manager National Business Market

   2006 to 2008 ICM LLC, Managing Member

   · Founded ICM LLC to create an on-line case investigation management for applicants, system primarily servicing United States Government Department of Defense agencies (Bulldog)

   MANAGEMENT: Management of both private and publicly traded corporations with heavy emphasis on Internet deliverable background screening, and investigation systems resulting in practical experience in the following areas; Consumer Reporting Agency compliance • Vendor management program for international and domestic consumer / criminal data including 3,500+ counties, data from Credit Bureaus, and employment records •Enterprise level Project Management concentrated in corporate relationships • Sarbanes-Oxley Compliance • SEC financial audits • Security policy design, and implementation.

   PROJECT / PROGRAM MANAGEMENT: Candidate Management systems • automated interviewing

systems • FCRA HR compliance relating to employment screening • corporate acquisition • creation and implementation of operational manuals including job descriptions, evaluation guidelines, and policies • network schema • application work flow • IT security contingency plan, creation and implementation• security summary • privacy policies

SALES Executive-level presentation and implementation of IP based employment screening systems to entities such as: Rite Aid, Intrawest, Sportsmark, Comerica Bank, Marathon Oil, AK Steel, Kellogg's, Federated Department Stores, Perot systems, Omnicom, Federal Bureau of Prisons division of the US Department of Justice, Environmental Protection Agency, and Department of Defense agencies

Fredrick Coward

January 1997 to present: President and owner of Investigative Services International (ISI) and 2012 to present Senior Partner and Chairmen of Corporation and Global Perceptions, LLC.

Highly motivated individual that has demonstrated his ability to work as a contributing senior team & site manager within the Criminal and Intelligence Community. Expertise in interrogation & interviews, understanding of biometric screening operations, document & cellular exploitation as well as media exploitation. Ability to work under pressure in a demanding environment with little or no supervision, while providing high quality products with a strong attention to detail. Strong interrogation and language skills have been highly recognized by both military and civilian operations worldwide. Experience with Arab culture while being deployed as a DOD Contractor to the Middle East. Personality and language skills allow effective communications with the Middle Eastern and Asian cultures and local populace. Currently studying the Arabic language and speaks Japanese and limited Cantonese. Previous career with the Federal Bureau of Investigation with domestic & international assignments and experience in terrorism and high-risk security matters worldwide and retired Honorably from the FBI as the Assistant Legal Attaché in Japan.

Gerald Smith

July 2005 to present: Seven Oaks Information Systems

Consultant, own business, primarily providing ASP solutions to a wide variety of Enterprise applications.

Expertise in wide range of software: Java, EJB-centric J2EE, GWT/Ajax, Flash, Flex 2-4.6, GUI, Actionscript 2 & 3, JBoss 4.2-7.2, MySQL, Linux (Gentoo) and Dot Net/MS SQL Server based enterprise applications. Visual Basic, UNIX and AWK. Some C++ (interfacing with hardware drivers). 3D animation (Swift3D). Design and build own software programs: Beehive with Flex 'backoffice' gui for e-commerce and content management and Perceptre (employment screening system). Interactive Voice Recognition (IVR) systems using VoiceXML. Fortinet Firewall, ForeScout. MySQL, MS SQL, JDataStore databases (some Oracle). Excellent technical-related problem-solver. Built Perceptre software single-handed from scratch, which became the base application for Information Architects Corporation. Valued at over $10m in 2004. Clients included US Department of Justice, Kelloggs' and Comerica Bank. Configured Bernalillo County New Mexico's internet security systems (Fortinet). Schlumberger Oilfield Services - :provided programming expertise which resulted in improvements in safety, production and quality. :deployed and tested GPS vehicle tracking system and developed software/hardware to interface with seismic instrumentation, which resulted in extensive improvements in system functionality and user-friendliness. Created a no-touch, IVR controlled ATM (cash point machine) from scratch, and converted a soft drinks dispenser, and integrated them with an existing money transfer system in New York. Made improvements to the system and became CTO of the company (on contract).

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

William Overulser

Securities:	5,000,000
Class:	Common Stock
Voting Power:	42.5%

Gerald Smith

Securities:	5,000,000
Class:	Common Stock
Voting Power:	42.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Perceptre is a worldwide marketplace for both electronic and human asset intelligence. By networking vetted investigators together on a highly secure system, government and companies in the private sector may now experience quick and tangible reports from any major city in any country in the world. Perceptre has an agreement with ex-FBI.com to access over 600 vetted former Special Agents to participate in the program. In addition, the founders have contact information of over 700 Top Secret cleared, Department of Defense credentialed investigators that are currently in private practice.

For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or

the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in PERCEPTRE INC speculative or risky:**

   1. Our failure to attract and retain qualified investigators to complete work on system ("Assets"), including our senior management team, could adversely affect our business. Our business will rely heavily on attracting and retaining qualified Assets to fulfill work on system. We believe that our success will depend on the employment of our senior management team and its ability to generate new business and execute projects successfully. Our senior management team is very important to our business because personal reputations and individual business relationships are a critical element of obtaining and maintaining customer engagements in our industry, particularly with agencies performing classified operations. The loss of any of our senior executives could cause us to lose customer relationships or new business opportunities, which could cause actual results to differ materially and adversely from those anticipated.

   2. Our failure to create strong relationships with contractors could result in a decline in our revenue. Substantial revenue may be from contracts in which we act as a subcontractor or from teaming arrangements in which we and other contractors bid on particular contracts or programs. As a subcontractor or teammate, we often lack control over fulfillment of a contract, and poor performance on the contract could impact our customer relationship, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Moreover, our revenue and operating results could differ materially and adversely from those anticipated if any prime contractor or teammate chose to offer directly to the customer services of the type that we provide or if they team with other companies to provide those services.

   3. Systems failures may disrupt our business and have an adverse effect on our results of operations. Any systems failures, including network, software or hardware failures, whether caused by us, a third party service provider, unauthorized intruders and hackers, computer viruses, natural disasters, power shortages or terrorist attacks, could cause loss of data or interruptions or delays in our business or that of our customers. In addition, the failure or disruption of our mail, communications or utilities could cause us to interrupt or suspend our operations or otherwise harm our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our actual results could differ materially and adversely from those anticipated.

   4. Because of the nature of this business, involving many investigators and independent contractors, we may be named in lawsuits from time to time. If we are unsuccessful in any of these lawsuits, such losses could adversely impact our cash flow. The actions of our investigators and independent contractors could affect our reputation. As well, certain investigators and independent contractors that maintain certain licenses could lose their licenses for their independent actions, which might further affect our reputation.

   5. Customer systems failures could damage our reputation and adversely affect our results of operations. Many of the systems that we develop, integrate, maintain, otherwise support or use involve managing and protecting intelligence, national security, and other sensitive government information. While we have programs designed to protect such information and comply with all relevant privacy and security requirements, the threats that our clients face have grown more frequent and sophisticated. A security breach or system failure in a system that we develop, integrate, maintain or otherwise support could result in a loss of revenue, remediation costs, claims for damages or contract termination and our errors and omissions liability insurance may be inadequate to compensate us for all the damages that we might incur. Any such event could also cause serious damage to our reputation and prevent us from having access to or being

eligible for further work on such sensitive systems for U.S. government customers. In addition, in order to provide services to our customers, we often depend upon or use customer systems that are supported by the customer or third parties. Any security breach or system failure in such systems could result in an interruption of our customer's operations, significant delays under a contract, and a material adverse effect on our results of operations.

6. Because of the nature of this business involving many investigators and independent contractors we may be named in lawsuits from time to time. If we were unsuccessful in any of these lawsuits, such losses could adversely impact our cash flow. The actions of our investigators and independent contractors could affect our reputation. As well, certain investigators and independent contractors that maintain certain licenses could lose their licenses for their independent actions, which might further affect our reputation.

7. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability.

8. There can be no assurance that we will ever provide liquidity to investors through either a sale of the Company or a registration of the shares that we are selling. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for an investor.

9. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

The Offering

PERCEPTRE INC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $106,999 through an offering under Regulation CF. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   These funds will be used to set up operations and stand up version 1 of system to begin generating revenue. We plan a second round of fund raising within 6 months to acquire all capital required.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$106,999
Less: Offering Expenses	$490	$5,243
Net Proceeds	$9,510	$101,756
Working Capital	$9,510	$86,217
Equipment / Machinery	$0	$15,540
Total Use of Net Proceeds	$9,510	$101,757

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and PERCEPTRE INC must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

We are issuing Common Stock at an offering price of $0.42 per share.

13. **Do the securities offered have voting rights?**

The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	11,770,000	10,705,000	Yes	

Options, Warrants and Other Rights

Not applicable.

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Currently only one class of stock is authorized. There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

    As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

    Two founders each own 42.5% of the common shares outstanding, which gives them the majority of voting powers. Disagreements of the two founders will be resolved by the minority holders.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    To value the company, management utilized financials and valuations from a previous platform in a similar industry that was built by the founders. In addition, management used market research and comparisons to competitors.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholders.

22. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    Management does not foresee the need to dilute equity beyond the currently authorized shares. However, the issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

    If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

    A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. .

    We may need to negotiate with a related-party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

23. **Describe the material terms of any indebtedness of the issuer:**

   Not applicable.

24. **What other exempt offerings has PERCEPTRE INC conducted within the past three years?**

   None.

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

   No.

Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

   No.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   The Company is in the 'seed stage' and has no significant financial history. Without funding to complete the IT system build out, Perceptre will not be able to move forward as a going concern.

   Currently there is a no interest $1,500 loan from one founder(William Overhulser) and $4,000 convertible note from General Council (Andrew Klein) with 10% APR and conversion option of some, all, or none of funds with 10% discount to be exercised upon successful crowd funding event or July 24 2018, whichever occurs first.

   We plan to create a worldwide intelligence marketplace to allow governments and others to obtain access to information that is normally unattainable.

   There are hundreds of postings from governments and various agencies that are seeking to hire security clearance contractors. We have access to over 1,000 investigators. The investigators that choose to use our system will be able to become both customers and suppliers. We believe that if we can complete our system, the Company will be active with associations such as the World Association of Detectives and the Society of Former Special Agents to the Federal Bureau of Investigation.

   Please refer to our business plan for financial milestones, and operational and liquidity challenges. At this point in time, we have no additional capital resources.

Financial Information

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$-847	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that,

at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

PERCEPTRE INC answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: What if someone you love disappears at home or abroad, where do you go? What if law enforcement can't dedicate the resources to your case that is needed, where do you go? What if you had immediate access to a worldwide network of former FBI Special Agents? The answer is perceptre. The worldwide intelligence marketplace and case management system Through our partnership with ex-fbi-agents.com, we have immediate access to over 600 former FBI Special Agents each bringing a network of global resources. They are indexed and ready to go to work. Through the click of a mouse, you are now able to launch a full investigation, monitor the progression of your case and communicate readily with your investigator.
In addition to servicing the existing 5 billion dollar private investigation industry - perceptre will open an entirely new consumer market. perceptre will provide the tools needed to run a successful investigation by combining human intelligence and database information into a single report. Investigators will engage with each other while maintaining control over their investigation. We

want you to be a part of bringing these valuable services to market and own a piece of perceptre.
WORLDWIDE INTELEGENCE MARKET PLACE

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Pitch Deck: pitchdeck.pdf

Ongoing Reporting

31. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: perceptre.net

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.